May 23, 2008

Mail Stop 6010

Steven Z. Strasser
Chairman and Chief Executive Officer
Power Efficiency Corporation
3960 Howard Hughes Parkway
Suite 460
Las Vegas, NV 89169

>   **Re:**   **Power Efficiency Corporation**
>   **Registration Statement on Form S-1**
>   **Filed April 30, 2008**
>   **File No. 333-150556**

Dear Mr. Strasser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Price Range of Common Stock, page 12

1.   Please update your disclosure regarding the high and low bid prices of your common stock to include such information as of the period ended March 31, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 30

2.   In light of your disclosure on pages 33 and 34 regarding the number of common shares exercisable within 60 days and registered for resale on behalf of Michael Goldfarb, Byron LeBow Revocable Family Trust and Marathon Resource

Partners, please tell us why you have not identified those persons and entities as beneficial owners of 5% or more of your outstanding shares.

3.   Please tell us why your selling stockholders' and beneficial ownership tables disclose different amounts of shares beneficially owned by John Lackland, Raymond Skiptunis, Gary Rado, George Boyadjieff and Ron Boyer. Also reconcile your disclosure here regarding the percentage of your shares beneficially owned by Commerce Energy with your disclosure in note 9 to the selling stockholders' table.

Selling Shareholders, page 32

4.   Please tell us about any relationships among the selling shareholders. For example, we note that Brett and Michael Goldfarb and Marathon Resource Partners and Marathon International are listed separately but appear to share the same business address.

5.   Please tell us where in the prospectus you have provided the discussion referenced in note 9 and why you have not provided similar disclosure regarding other persons and entities that beneficially own a significant portion of your outstanding shares.

6.   We note that according to your Form 8-K filed January 24, 2008 and your disclosure on pages 30, 31 and F-18, many of the purchasers in your recent private offering of units were your officers, directors, affiliates or pre-existing shareholders. We also note that a substantial portion of the common shares issued or issuable in that transaction are registered for resale here.   Therefore, since it appears the transaction registered here consists of a large number of securities to be offered by your affiliates, including those offering a significant number of securities relative to the amount outstanding and held by non-affiliates, this offering appears to be "by or on behalf of the issuer." Please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

7.   Please revise your selling shareholders' table to comply with the requirements of Item 507 of Regulation S-K. Your second and third columns are inconsistent with your fourth and fifth columns regarding the number of shares beneficially owned by each holder and with how beneficial ownership is to be calculated. Your revised disclosure should state in separate columns (1) the amount beneficially owned by each holder prior to the offering; (2) the amount to be offered for that holder's account; and (3) the amount and percent to be beneficially owned by that holder following completion of the offering.

8.   Please tell us whether any of the selling shareholders are broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, it appears from notes 7 and 8 to your selling stockholders' table that employees of broker-dealers are offering shares for resale. A selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling shareholder is able to make the following representations in the prospectus:

- The selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

- At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Financial Statements

9.   Please update your financial statements as required by Article 8-08 of Regulation S-X.

Item 27. Exhibits and Financial Statement Schedules, page II-4

10.   Please tell us which exhibits govern the instruments issued by you in each of the private offerings mentioned on pages 1 and 2. Also tell us where you have filed as exhibits the securities purchase agreements related to those offerings.

Legality Opinion

11.   We note the language in the opinion that it is based "solely" on applicable statutory provisions of Delaware corporate law. Please revise to clarify that the opinion is also based on applicable Delaware case law.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Barry Grossman, Esq.
                Adam S. Mimeles, Esq.